UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Estimation of Ordinary Income, Net Income and Dividend Payment

1.	Ordinary income

•	Ordinary income in fiscal year 2002: Won 2,615,618 million.

•	Ordinary income in fiscal year 2003 (estimation): Won 1,293,058 million.

•	Rate: a decrease of 50.6 % in 2003 compared to 2002.

2.	Net income

•	Net income in fiscal year 2002: Won 1,963,817 million.

•	Net income in fiscal year 2003 (estimation): Won 829,714 million.

•	Rate: a decrease of 57.7% in 2003 compared to 2002.

3.	Dividend payment

	2003	2002
Annual dividend per common share	Won 2,000	Won 860

Total dividends paid	Won 421,517 million	Won 212,887 million

4.	Above figures are subject to change as a result of an audit by the independent auditors or pursuant to the shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name: Wha Joon Cho
Title: Managing Director